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   Filed by Novell, Inc. and Cambridge Technology Partners (Massachusetts), Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

            Subject Company: Cambridge Technology Partners (Massachusetts), Inc.
                                   Commission File No. of Filing Person: 0-21040


FOR IMMEDIATE RELEASE
---------------------
April 30, 2001


Novell and Cambridge Technology Partners Announce Early Termination of Hart-Scott-Rodino Waiting Period

PROVO, Utah and CAMBRIDGE, Mass.--April 30, 2001--Novell, Inc. (NASDAQ: NOVL), the leading provider of Net services software, and Cambridge Technology Partners, Inc. (NASDAQ:CATP), a global eSolutions provider, announced today that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted, effective April 30, 2001, relating to their previously announced proposed merger.

Editors Note
The Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires that parties to certain mergers and acquisitions file notification with federal antitrust authorities and obtain clearance prior to consummation. The statute imposes a 30-day waiting period during which time the government reviews the competitive aspects of the transaction. The statute is intended to identify transactions involving competitive overlaps between the parties. Where such overlaps do not exist, the government typically grants early termination of the 30-day waiting period imposed by the statute.

About Novell
Novell, Inc. (NASDAQ:NOVL), is a leading provider of Net services software that delivers services to secure and power all types of networks the Internet, intranets, and extranets; wired to wireless; corporate and public across leading operating systems. Novell's Net services software provides the foundation for one Net a single global network that supports new applications and forms of business. Worldwide channel, consulting, education and technical support programs, along with strategic alliances, combine Novell Net services software with third-party products and services to form complete Net solutions.

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Early Termination of Hart-Scott-Rodino Waiting Period                    Page 2


For information on Novell's complete range of products and services, contact Novell's Customer Response Center at (888) 321-4CRC (4272), or visit Novell's
Web site at http://www.novell.com. Press may access Novell announcements and
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company information on the World Wide Web at http://www.novell.com/pressroom. In
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addition, detailed comparisons between Novell products and competitive offerings from other vendors are available on the Web at
http://www.novell.com/competitive.
---------------------------------

About Cambridge Technology Partners
Cambridge Technology Partners provides strategic and management consulting as well as systems integration services to transform its clients into eBusinesses. Working in collaboration with Global 1000 and high-velocity middle market companies, Cambridge combines a deep understanding of New Economy issues with integrated, end-to-end services, and a proven track record of shared risk and rapid, guaranteed delivery. Cambridge generated $586.6 million in revenue in 2000. Cambridge has approximately 3,500 employees in 19 countries around the world. Cambridge is a Safeguard Scientifics (NYSE: SFE) partner company. Cambridge on the Web: http://www.ctp.com.
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                                      ###

Press Contacts for Novell:
Shannon Shupe
Director, Press Relations
Phone: (801) 861-2937
E-mail: sshupe@novell.com
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Peter Troop
Vice President, Investor Relations
Phone: (408) 967-8150
E-mail: ptroop@novell.com
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Press Contacts for Cambridge:
Gary Schuster
Senior Vice President, Communications
Phone: (617) 914-8522
E-mail: gary.schuster@ctp.com
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Patrick Mooney
Vice President of Investor Relations
Phone: (617) 914-8502
E-mail: patrick.mooney@ctp.com
        ----------------------

Claire Murphy
Assoc. Director, Investor Relations

                                    -more-

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Early Termination of Hart-Scott-Rodino Waiting Period                    Page 3


Phone: (617) 914-8862
E-mail: claire.murphy@ctp.com
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Novell, Inc. ("Novell") and Cambridge Technology Partners (Massachusetts), Inc.
("Cambridge") will file a joint proxy statement/prospectus with the Securities and Exchange Commission on the Form S-4 Registration Statement. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. The joint proxy statement/prospectus will be made available to all shareholders of Cambridge and Novell, at no expense to them. The joint proxy statement/prospectus will also be available for free at the Commission's Web site at www.sec.gov.
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Information regarding the participants in the solicitation and a description of their direct or indirect interest, by security holdings or otherwise, is contained in the joint press release filed by Novell, Inc. with the SEC under Rule 425 on March 12, 2001.